Exhibit 12.1

Jabil Circuit

Calculation of Earnings to Fixed Charges

(in thousands)
	Years Ended August 31,
Calculation of Earnings:	2010	2011	2012	2013	2014

Net income	$168,840	$381,063	$394,687	$371,482	$241,313
Discontinued operations, net of tax	(73,297)	(86,265)	(62,406)	(50,608)	(243,853)
Income tax expense of continuing operations	70,813	95,097	102,866	7,631	73,711

Income from continuing operations before tax	$166,356	$389,895	$435,147	$328,505	$71,171

Plus:
Fixed charges	$96,068	$118,274	$128,050	$148,281	$163,071
Amortization of previously capitalized interest	440	440	14	—	252
Less:
Capitalized interest	—	(14)	(154)	(252)	(426)

Total earnings	$262,864	$508,595	$563,057	$476,534	$234,068

Calculation of Fixed Charges:
Interest on all indebtedness and amortization of debt discount and expense (including continuing and discontinued operations)	$79,168	$97,693	$106,129	$121,062	$128,064
Capitalized interest	—	14	154	252	426
Interest factor attributable to rentals (including continuing and discontinued operations)	16,900	20,567	21,767	26,967	34,581

Total fixed charges	$96,068	$118,274	$128,050	$148,281	$163,071

Ratio of Earnings to Fixed Charges	2.7x	4.3x	4.4x	3.2x	1.4x